Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Australian Oilseeds Holdings Limited on Amendment No.1 to Form F-4 of our report dated January 23, 2023, which includes an explanatory paragraph as to EDOC Acquisition Corp.’s ability to continue as a going concern, with respect to our audits of the financial statements of EDOC Acquisition Corp. as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 7, 2023